Exhibit 12.01 Computation of Ratio of Earnings to Fixed Charges
Earnings to Fixed Charges

	Years ended December 31,
(Dollars in thousands)	2008	2007	2006	2005	2004

Earnings:
Income before assessments	$353,608	$441,085	$388,525	$312,467	$221,543
Fixed Charges	3,365,381	4,277,118	3,935,129	2,727,073	1,659,480

Total Earnings	$3,718,989	$4,718,203	$4,323,654	$3,039,540	$1,881,023

Fixed Charges:
Interest Expense	$3,364,381	$4,276,118	$3,934,129	$2,726,073	$1,658,480
Estimated interest component of other expenses	1,000	1,000	1,000	1,000	1,000

Total Fixed Charges	$3,365,381	$4,277,118	$3,935,129	$2,727,073	$1,659,480

Ratio of Earnings to Fixed Charges	1.11	1.10	1.10	1.11	1.13